Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Cessation of Mr Mitsuhiko Yamashita (DIN:08871753) as a Non-Executive Non-Independent Director of the Company

Mumbai, October 13, 2023: We wish to inform you that Mr Mitsuhiko Yamashita (DIN: 08871753) shall cease to be a Non - Executive Non - Independent Director of the Company, with effect from, October 27, 2023, pursuant to the Governance Guidelines on retirement of Directors adopted by the Company. The Board of Directors noted the aforesaid cessation of Director at its meeting held today, on October 13, 2023.

Details as required as per the SEBI Circular is reproduced hereunder in Annexure A.

We request the Exchanges to take the aforesaid disclosure on their records.

Annexure A

Details under amended Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read along with SEBI Circular SEBI/HO/CFD/CFD-PoD- 1/P/CIR/2023/123 dated July 13, 2023

Sr. No.	Particulars	Details of Change Mr Mitsuhiko Yamashita (DIN: 08871753)
1.	Reason for change viz. ~~appointment, re-appointmen~~t, ~~resignation, removal, death~~ or otherwise	Cessation in terms of the Governance Guidelines on retirement of director adopted by the Company
2.	Date of ~~appointment / re-appointment~~ /cessation (as applicable) ~~& term of appointment/ re-appointment~~	October 27, 2023
3.	Brief profile (in case of appointment);	NA
4.	Disclosure of relationships between directors (in case of appointment of a Director);	NA

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.